Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION
AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
MARCH 31, 2013

Prepared as at May 28, 2013

Index

Overview	3
Summary of Results	3
Number of Common Shares	5

Business Environment	6
Risk Factors	6
Forward Looking Statements	6
Business Plan and Strategy	6

Results of Operations	8

Liquidity and Capital Resources	12
Working Capital	12
Key Contractual Obligations	12
Off Balance Sheet Arrangements	12

Transactions with Related Parties	13

Financial and Derivative Instruments	13

Critical Accounting Estimates	14

Evaluation of Disclosure Controls and Procedures	14

Outlook	14
Current Outlook	14

Public Securities Filing	14

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three and nine months ended March 31, 2013 should be read in conjunction with the condensed unaudited interim consolidated financial statements for the three and nine months ended March 31, 2013 and the audited consolidated financial statements and Management Discussion and Analysis for the year ended June 30, 2012. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

This management discussion and analysis is prepared by management as at May 28, 2013.  The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest some of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in the fiscal 2010 and 2011.  The Company continues to review different investment opportunities both inside and outside of the film industry.

Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  It was the new board of directors and the management team’s intention to continue to review investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had  the right to exercise the option until July 15, 2012.  The Company also had an option in which it could force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.  The option and put option described above expired unexercised.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60.062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its former largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The terms were both the same - loans had a term of approximately 12 months ending July 31, 2012, accrued interest at 10% per annum until maturity, and each were convertible at the option of the holder  into common shares of the Company at $0.10 per share.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time, in the principal amount of $50,000.  The loan had a term of 18 months ending May 23, 2013 or upon the sale or change of control of the Company, accrued interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan was secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Funding Inc., an arms-length party, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital Funding Inc., an arms-length party.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Corporation used the proceeds of the Loan to pay out all of its existing indebtedness and the balance for working capital purposes.

Following entering into of the Loan, the Corporation announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jason Meretsky.  Mr. Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle.  Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

The following table summarizes financial information for the 3rd quarter of fiscal 2013 and the preceding seven quarters:

Quarters ended	March 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	March 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011

Total Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	52,170	(56,073)	(22,248)	(65,034)	(28,269)	(47,776)	(20,060)	(70,010)
Net loss per share - basic and diluted	0.00	0.00	0.00	($0.01)	0.00	0.00	0.00	($0.01)

During the quarter ended March 31, 2013, income was earned primarily due to a reversal of previously recorded fees in connection with the change of control of the Company and the additional debt financing described above.  Consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., were forgiven as were approximately $25,000 of legal fees owed to two law firms, one related to the former Chief Executive Officer and the other an unrelated firm.  Consulting fees to the former Chief Executive officer and former Chief Financial Officer were also reduced in the quarter by approximately $7,500 from the prior quarter as they resigned in conjunction with the change in control of the Company.

Number of Common Shares

There are 23,521,744 common shares issued and outstanding as of March 31, 2013 and May 24, 2013, being the date of this report.  There are no options or warrants outstanding as of March 31, 2013 and May 28, 2013, the date of this report

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

Business Environment

Risk Factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2012.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2012 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the second quarter of fiscal 2013.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in the fiscal 2010.

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and management team were appointed.  The new management team continued to pursue investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”), or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had the right to exercise the option until July 15, 2012.  The Company also had an option in which it could force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.  The option and put option described above expired unexercised.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its former largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The terms were both the same - loans had a term of approximately 12 months ending July 31, 2012, accrued interest at 10% per annum until maturity, and each were convertible at the option of the holder  into common shares of the Company at $0.10 per share.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time, in the principal amount of $50,000.  The loan had a term of 18 months ending May 23, 2013 or upon the sale or change of control of the Company, accrued interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan was secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Funding Inc., an arms-length party, in the aggregate principal amount of $50,000.  The loan has a term of 12 months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital Funding Inc., an arms-length party.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Corporation used the proceeds of the Loan to pay out all of its existing indebtedness and the balance for working capital purposes.

Following entering into of the Loan, the Corporation announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jason Meretsky.  Mr. Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle.  Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2013	2013	2012	2012
Revenue	$-	$-	$-	$-
Expenses	$52,170	$(26,153)	$(29,375)	$(96,105)
Net income (loss) for period	$52,170	$(26,153)	$(29,375)	$(96,105)
Deficit at end of period	$(8,480,495)	$(8,480,495)	$(8,389,308)	$(8,389,308)

Overview

The following were the key events in the three and nine months ended March 31, 2013 –

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Funding Inc., an arms-length party, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital Funding Inc., an arms-length party.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Corporation used the proceeds of the Loan to pay out all of its existing indebtedness and the balance for working capital purposes.

Following entering into of the Loan, the Corporation announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jason Meretsky.  Mr. Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle.  Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

The following were the key events in the three and nine months ended March 31, 2012 –

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its former largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The terms were both the same - loans had a term of approximately 12 months ending July 31, 2012, accrued interest at 10% per annum until maturity, and each were convertible at the option of the holder  into common shares of the Company at $0.10 per share.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time, in the principal amount of $50,000.  The loan had a term of 18 months ending May 23, 2013 or upon the sale or change of control of the Company, accrued interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan was secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company in March, 2013.

Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the three and nine months ended March 31, 2013 to earn any such income.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2013	2013	2012	2012

Consulting expenses	$(50,000)	$(25,000)	$17,500	$40,000
Professional fees	(23,452)	3,274		17,256
Shareholders information	6,614	17,437	2,536	17,249
Accretion on debt	6,282	12,861	1,467	3,086
Bank charges and interest	5,258	8,573	2,644	5,580
Office and general	3,172	8,979	4,985	12,545
Foreign exchange loss (gain)	(44)	29	243	389
	$(52,170)	$26,153	$29,375	$96,105

Consulting Expenses

Consulting fees include $5,000 (2012 - $7,500) of fees earned by the former Chief Executive Officer for various consulting services rendered in the three months ended March 31, 2013.  Consulting fees include $20,000 paid to the former Chief Executive Officer in the nine months ended March 31, 2013 (2012 - $22,500).

Consulting fees also include no fees (2012 - $10,000) paid to the former Chief Financial Officer for services rendered during the period.  Consulting fees include $10,000 paid to the former Chief Financial Officer in the nine months ended March 31, 2013 (2012 - $17,500).

Consulting fees also include $5,000 (2012 - $nil) paid to two directors for services rendered during the three and nine month period ended March 31, 2013.  No such fees were paid in the prior year.

Consulting fees also include a reversal of fees owed to the former largest shareholder of the Company, Mad Hatter Investments Inc., of $60,000.  The obligation was forgiven in connection with the change in control of the Company in March, 2013.

Professional Fees

Professional fees in the three and nine months ended March 31, 2013 were negative $23,452 and $3,274 respectively (three and nine months ended March 31, 2012 - $nil and $17,256 respectively) related primarily to the review of the Company’s public filings, annual general meeting preparation and general corporate matters.   The negative figure in the three months ended March 31, 2013 arose as approximately $25,000 in previously accrued legal bills were forgiven in conjunction with the change in control of the Company.

Shareholder Information

Shareholder information costs in the three and nine months ended March 31, 2013 and 2012 include costs relating to holding the Company’s annual general meeting in the second quarter, as well as transfer agent and mailing fees and regulatory and related filing fees.

Accretion on Debt

In the three and nine months ended March 31, 2013, the Company incurred accretion charges associated with the accounting for its notes payable entered into in July and November 2011.  Due to the conversion features of the notes, a portion of the debt is classified as debt and a portion as equity.  The difference between the face amount of the debt and the amount recorded as a liability is accreted on a straight line basis over the term of the debt.  Similar charges were incurred in the three and nine months ended March 31, 2012.

Interest Expense and Bank Charges

In the three and nine months ended March 31, 2013, the Company incurred interest expense on the notes payable entered into between July 2011 and March 2013.  The total cost of this interest expense was $4,962 in the period.  The balance of the expense relates to bank charges associated with administering the Company’s bank accounts.  In the three and nine month periods ended March 31, 2012, these costs were only for bank charges for various day to day banking activities.

Office and General

In the three and nine month periods ended March 31, 2013 and 2012, these costs were almost entirely for insurance costs relating to the Company’s directors and officers insurance policy entered into in June of each year.  Any additional costs are for miscellaneous costs include the costs of various small office expenses not categorized elsewhere in the financial statements.

Foreign Exchange Loss

Exchange gains or losses for the three and nine months ended March 31, 2013 and 2012 related entirely to the translation of US dollar balances and transactions into Canadian dollars at March 31 compared to the exchange rate used at December 31 and June 30 as the Canadian dollar strengthened or weakened against the US dollar.

Liquidity and Capital Resources

Working Capital

As at March 31, 2013, the Company had a net working capital deficit of $234,344 as compared to a working capital deficit of $286,514 at December 31, 2012 and $208,191 as of June 30, 2012.   Cash on hand as at March 31, 2013 was $2,523 compared to $18,730 at December 31, 2012 and $13,771 in cash as at June 30, 2012.

The working capital position has increased decreased by approximately $52,000 on a quarter-over- quarter basis primarily due to the income the Company made during the quarter.

Key Contractual Obligations

These are detailed in Note 12 – commitments and contingent liabilities to the unaudited interim consolidated financial statements for the quarter ended March 31, 2013.

Off Balance Sheet Arrangements

At March 31, 2013 and 2012, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and nine months ended March 31, 2013 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees include $5,000 (2012 - $7,500) of fees earned by the former Chief Executive Officer for various consulting services rendered during the three months ended March 31, 2013.  Consulting fees include $20,000 paid to the former Chief Executive Officer in the nine months ended March 31, 2013 (2012 - $22,500).

Consulting fees also include no fees (2012 - $10,000) paid to the Chief Financial Officer for services rendered during the period.  Consulting fees include $10,000 paid to the Chief Financial Officer in the nine months ended March 31, 2013 (2012 - $17,500).

Consulting fees also include $5,000 (2012 - $nil) paid to two directors for services rendered during the three and nine month period ended March 31, 2013.  No such fees were paid in the prior year.

Consulting fees also include a reversal of fees owed to the former largest shareholder of the Company, Mad Hatter Investments Inc., of $60,000.  The obligation was forgiven in connection with the change in control of the Company in March, 2013.

b)
Legal fees in 2013 include $19,774 (2012 - $13,627) paid to a law firm affiliated with the Chief Executive Officer for legal services provided during the nine month period ended March 31, 2013.  Certain fees previously recorded were forgiven by the related law firm in connection with the change in control of the Company in March 2013.    Additional legal fees of $18,000 previously recorded were forgiven by an unrelated law firm in connection with the change in control of the Company in March 2013 as well.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at March 31, 2013.

Credit risk is minimized as all cash amounts are held with a large bank, which has acceptable credit ratings determined by a recognized rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended March 31, 2013 and 2012, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The significant accounting policies used by the Company are same as those disclosed in Note 2 to the Unaudited Interim Consolidated Financial Statements for the quarter ended December 31, 2012.  Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”). This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

LiveReel currently has approximately $3,000 in cash and it was able to secure an additional $150,000 in financing in the quarter with an arms length third party who took control of the Company and repaid all other debt holders.  It has the backing of new shareholders with considerable financial strength and network and have taken an active approach to examining business opportunities within and outside of the entertainment industry that could potentially enhance shareholder returns.

We are hopeful that we will succeed in transforming the nature of the business and/or improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.